March 26, 2010
VIA EDGAR
Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Canadian Imperial Bank of Commerce Form 40-F for the Fiscal Year Ended October 31, 2009 File Number 001-14678
Dear Mr. Pande:
Thank you for your letter dated February 25, 2010, addressed to Michael G. Capatides of Canadian Imperial Bank of Commerce (“CIBC” or “the Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on CIBC’s Form 40-F for the fiscal year ended October 31, 2009.
We appreciate the effort that went into the Staff’s comments. We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.
Form 40-F, filed December 7, 2009
General
1.	Please revise your future filings to include page numbers in your Form 40-F filed in EDGAR.
Further to our discussions with Mr. John A. Spitz of the U.S. Securities and Exchange Commission (SEC), in future filings, we will include page numbers on our consolidated financial statements and management’s discussion and analysis (MD&A) filed as part of our Form 40-F that match the equivalent page numbers in our Annual Accountability Report (AAR).

Exhibit B.3(B) – Consolidated Financial Statements
Note 4 Securities
2.	We note that you recorded an impairment write-down of $100 million on securities reclassified. Please tell us and revise your future filings to clearly disclose the specific securities for which you recorded this impairment write-down and how you determined the amount to record. Additionally, please tell us what transpired from July 2009, the date of adoption of CICA handbook section 3855 for which you disclose that none of the securities reclassified were impaired at the time of the transfer, to October 31, 2009 that led to recording this impairment write-down.
The specific securities for which we recorded the $100 million impairment write-down were the 11.5% senior notes due November 15, 2015 of Barzel Industries, Inc. (Notes) (formerly known as Novamerican Steel, Inc.). In future Form 40-F filings, we will disclose the types of securities to which we apply significant other-than-temporary-impairment charges. Our disclosure will be consistent with industry practice. To preserve the confidentiality of competitive information, we would not disclose the name of the specific entity.
As requested, we explain what transpired regarding the Notes below:
(a)	The impairment write-down of $100 million on securities reclassified was in respect of (i) securities reclassified on August 1, 2008 pursuant to a first set of amendments made to CICA handbook section 3855, effective that day permitting certain trading financial assets to be reclassified to held-to-maturity (HTM) or available-for-sale (AFS) in rare circumstances, rather than (ii) a second set of amendments made to CICA handbook section 3855 in July 2009 that required securities with fixed or determinable payments that were not quoted in an active market at November 1, 2008 to be reclassified to the loans and receivables category. Pursuant to the August 2008 amendments, we reclassified our investment with an initial carrying value of US$102 million in the Notes on August 1, 2008 (the first day in our Q4 2008 period) from Trading to AFS at its fair value as at that date. As a result, no income or loss resulted from the transfer and there were no unrealized losses that had to be assessed for other-than-temporary impairment.
(b)	We subsequently conducted an other-than-temporary impairment analysis on the Notes at the end of Q4 2008 and Q1 2009 and determined that the unrealized losses of $12 million and $24 million, respectively, resulting from the changes in fair value from August 1, 2008 did not represent an impairment. Our determination was based on our assessment that Barzel’s liquidity profile and enterprise value was sufficient to allow it to continue to service its debt obligations and continue to make its future principal and interest payments to us as required under the terms of the Notes.

(c)	During Q2 2009, Barzel released poor financial results. Based on those results and the global recession we determined that our investment was other-than-temporarily impaired. As a result, we recognized a $55 million impairment charge in Q2 2009 based on the difference between the estimated April 30, 2009 fair value of the securities and the cost basis established by the August 1, 2008 transfer.
(d)	During Q3 2009, we recorded an additional impairment charge of $23 million based on the continued reduction in the estimated fair value of the Notes. We assessed this reduction to be other-than-temporary because we believed Barzel’s financial position was worsening.
(e)	During Q4 2009, we recorded an additional loss of $22 million based on a final expected payout of 12 cents on the dollar (US$14 million) on the Notes from Barzel’s bankruptcy proceedings. As a result, the total impairment write-down for fiscal 2009 was $100 million.
3.	We note that you have corporate public equity securities in an unrealized loss position for greater than 12 months as of October 31, 2009 and 2008. We also note your Critical Accounting Policies and Estimates within your Management’s Discussion and Analysis which states that for equity securities the significance of the unrealized loss or the length of time the unrealized loss has persisted is considered. Please tell us and revise your future filings to specifically elaborate on your accounting policies in this regard in light of the apparent duration and unrealized loss position of these securities as of October 31, 2009.
Of the gross unrealized losses of $40 million as at October 31, 2009 and $18 million as at October 31, 2008 for public equity securities that have been in an unrealized loss position for more than 12 months (as disclosed in Note 4 to our consolidated financial statements), $36 million and $16 million, respectively, relate to investment grade perpetual preferred shares that we assess for impairment using a debt model rather than an equity model.
We believe the application of a debt model is supported by the SEC’s October 14, 2008 letter to the FASB in which SEC staff concluded it would not object to an issuer treating a perpetual preferred share similar to a debt security in an other-than-temporary-impairment evaluation provided there has been no evidence of deterioration in credit of the issuer. The perpetual preferred shares in question were issued by BCE Inc., a large Canadian telecommunications company.

We assessed BCE Inc. to be investment grade quality and have no current plans to dispose of the investment. We will revise the Critical Accounting Policies and Estimates section of our MD&A and the Significant Accounting Policies note of our year-end consolidated financial statements in future Form 40-F filings to indicate that we follow a debt model for the purposes of assessing other-than-temporary-impairment of investment grade perpetual preferred shares classified as AFS.
Note 5 Loans
4.	We note disclosures of your loan portfolio throughout your filing detailed by categories of residential mortgages, personal, credit card, and business and government loans. For purposes of greater transparency and understanding of your loan portfolio and the related movements in your asset quality, please revise your future filings to provide further disaggregated information about the loans included in these categories. We note, for instance, that in discussion of the Risk Rating Method for your Business and Government portfolio you state that the portfolio comprises exposures to corporate, sovereign, and bank obligor sub-categories, but it is not clear what the level of exposure is. Also, we also note similar discussion in your Risk Rating Method for your Retail portfolio, which is comprised of real estate secured personal lending, qualifying revolving retail, and other retail categories. For these and all of your other loan categories mentioned above, please consider making these disclosure enhancements throughout your filing, including financial statement footnotes and Management’s Discussion and Analysis.
As noted in your letter, disclosure of our loan portfolio is detailed by categories of residential mortgages, personal, credit card, and business and government loans. Further disaggregated information about the loans included in these categories was provided in tables under the heading “Supplementary annual financial information” included on pages 171 to 174 of our 2009 AAR. These pages were not part of our Form 40-F filing. The tables relating to “Analysis of Net Loans and Acceptances” and “Impaired Loans before General Allowances” will be moved to our MD&A and, therefore, form part of our future Form 40-F filings.
The discussion of our Risk Rating Method is based on our exposure categorization under Basel II guidelines while the classification of loans in Note 5 to the financial statements is based on accounting categories. In Note 29 — Financial Instruments — Disclosures on page 158 of our 2009 AAR, we provide Basel II drawn credit exposure broken down by accounting categories. In addition, on page 79 of our 2009 AAR, we provide industry group breakdown of our business and government exposures under the Risk Rating Method.

Exhibit B.3(C) – Management’s Discussion and Analysis
Provision for Credit Losses
5.	We note your disclosures relating to the reasons for the increases in your provision for loan losses during the current year. For the purpose of greater transparency, please tell us and revise your future filings to comprehensively bridge the gap between the increases in your impaired loans and the resulting increases to your provision for credit losses and allowance for loan losses. In your disclosure, please provide an expanded analysis of the specific and general components of your allowance for loan losses detailing how you determined that changes in each component were directionally consistent with changes in the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss. Please also provide us with your proposed disclosures using your financial information as of October 31, 2009.
In future Form 40-F filings we will:
(a)	update our discussion on impaired loans in the MD&A (page 80 of the 2009 AAR) to explain the relationship between changes in impaired loans and the resulting change in provision for credit losses and allowance for loan losses. Please see our enhanced discussion under “Impaired Loans” on page 8 of the updated MD&A attached to this letter as Appendix 1;
(b)	enhance our analysis of the specific and general allowance for credit losses in our MD&A (page 80 of the 2009 AAR) by detailing how we determined that changes in each component were directionally consistent with changes in the underlying credit quality of the applicable loan portfolio. Please see our enhanced discussion under “Allowance for credit losses” on pages 8 and 9 of the updated MD&A attached to this letter as Appendix 1;
(c)	include the “Impaired Loans before General Allowances” table from the “Supplementary Annual Financial Information” section in our MD&A as noted in our response to question 4 above; and
(d)	include two new tables for “Specific Allowances for Credit Losses as a Percentage of Gross Impaired Loans” and “General Allowance as a Percentage of Total Net Loans” which will break down this information by major loan categories and by domestic versus foreign impairments. Please see the tables on page 10 of the updated MD&A attached to this letter as Appendix 1.

6.	As a related matter, we note references to “Supplementary annual financial information” for geographic distribution disclosures related to your impaired loans and allowance for credit losses. We were able to obtain this information in your Annual Accountability Report 2009 located on your website, but not within your filed Form 40-F. Since you have considerable operations outside of Canada, please expand on your asset quality disclosures in future filings to include the “Supplementary annual financial information” in your Management’s Discussion and Analysis. Please also provide an enhanced qualitative discussion explaining the information provided and reasons for the periodic changes to these disclosures as you deem appropriate for a reader’s understanding. Please provide us with your proposed disclosures using your financial information as of October 31, 2009.

In future Form 40-F filings we will:
(a)	include the following tables presently disclosed in the “Supplementary Annual Financial Information” section on pages 171 to 174 of the 2009 AAR:
•	Analysis of Net Loans and Acceptances
•	Summary of Allowance for Credit Losses
•	Net Loans and Acceptances by Geographic Location
•	Impaired Loans before General Allowances; and
(b)	include enhanced qualitative discussion regarding our asset quality and two new tables for “Specific Allowances for Credit Losses as a Percentage of Gross Impaired Loans” and “General Allowance as a Percentage of Total Net Loans” as noted in our response to question 5 above. Please see our enhanced discussion under “Allowance for credit losses” on pages 8 and 9 of the updated MD&A attached to this letter as Appendix 1.
*    *    *    *    *
In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (416) 956-3364 or Shuaib Shariff, our Chief Accountant, at (416) 980-5465.
Very truly yours,
David Williamson
Senior Executive Vice President and Chief Financial Officer
cc:	John Spitz,
U.S. Securities and Exchange Commission

Michael G. Capatides,
Chief Administrative Officer and General Counsel, CIBC

Edward S. Best,
Mayer Brown LLP

Robert Swegle,
Colleen Berry-Hiller,
Ernst & Young LLP

Encl:	Appendix 1

Appendix 1
Impaired loans and allowance and provision for credit losses

	Business			Business
	and			and
	government	Consumer	2009	government	Consumer	2008
$ millions, as at or for the year ended October 31	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$399	$584	$983	$370	$493	$863
New additions	1,142	1,646	2,788	297	1,041	1,338
Returned to performing status, repaid or sold	(201)	(436)	(637)	(120)	(248)	(368)

Gross impaired loans prior to write-offs	1,340	1,794	3,134	547	1,286	1,833
Write-offs	(156)	(1,067)	(1,223)	(148)	(702)	(850)

Balance at end of year	$1,184	$727	$1,911	$399	$584	$983

Specific allowance (3)
Balance at beginning of year	$200	$243	$443	$194	$237	$431
Write-offs	(156)	(1,067)	(1,223)	(148)	(702)	(850)
Provisions	392	1,020	1,412	105	595	700
Recoveries	28	93	121	21	93	114
Transfer from general allowance (1)	—	10	10	—	5	5
Foreign exchange and other adjustments	(22)	(6)	(28)	28	15	43

Balance at end of year	$442	$293	$735	$200	$243	$443

Net impaired loans
Balance at beginning of year	199	341	540	176	256	432
Net change in gross impaired	785	143	928	29	91	120
Net change in allowance	(242)	(50)	(292)	(6)	(6)	(12)

Balance at end of year	$742	$434	$1,176	$199	$341	$540

Gross impaired loans less specific allowance as a percentage of related assets (2)			0.56%			0.25%

(1)	Related to student loan portfolio.

(2)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

(3)	Excludes allowance on letters of credit (2009: $1 million, 2008: nil).
Impaired loans
During the year, $2.8 billion of loans were newly classified as impaired, up $1.5 billion from 2008. The increase was driven by an increase of $845 million in business and government loans and $605 million in consumer loans.
     Reductions in gross impaired loans through remediation, repayment or sale were $637 million, up $269 million from 2008. The increase comprised $188 million in consumer loans and $81 million in business and government loans. For the year, write-offs totalled $1.2 billion, up $373 million from the prior year. Consumer loan write-offs increased by $365 million, while business and government loan write-offs increased by $8 million.
     Canadian consumer gross impaired loans trended higher beginning in 2007 due to both historical growth of the portfolio and economic deterioration. The increase in residential mortgages in 2009 was primarily in the Canadian insured portfolio where losses are expected to be minimal. The increase in the business and government portfolio in 2009 was attributable to deterioration in the U.S. and European leveraged run-off portfolios, as well as the U.S. real estate finance business.
     Additional details on the geographic distribution and industry classification of impaired loans are provided in the following tables. [NTD: We will include the tables related to “Impaired Loans before General Allowances” on pages 173 and 174 of our 2009 AAR in our MD&A].
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.
     The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. Our loss estimate on impaired loans, and therefore, the level of specific allowance for such loans is a function of the collateral security held against each of the impaired loans in the portfolio. The nature of the collateral security varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a pooled basis, using historical loss data. The general allowance provides for credit losses that are expected to have already occurred in current portfolio, but that have not yet been specifically identified or provided for through the specific allowance.

Appendix 1
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical Accounting Policies and Estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the following tables. [NTD: We will include the tables related to “Analysis of Net Loans and Acceptances”, “Summary of Allowance for Credit Losses” and “Net Loans and Acceptances by Geographic Location” on pages 171 and 172 of our 2009 AAR in our MD&A].
     The total allowance for credit losses was $2,043 million, up $520 million or 34% from October 31, 2008.
     Specific allowance for credit losses including allowance on letters of credit was $736 million, up $293 million or 66% from October 31, 2008. The increase was mainly in the sectors of real estate and construction, publishing, printing and broadcasting, as well as in personal lending. Gross impaired loans increased by $143 million (24%) for consumer loans, while the specific allowance for consumer loans increased by $50 million (20%). In 2009, the specific allowance for personal lending increased due to economic deterioration, consistent with the recent increase in gross impaired loans. Prior to 2009, the specific allowance of consumer portfolio remained relatively stable with a decrease in personal lending reflective of an improvement in credit quality and the efforts to shift mix towards secured credit, which was partially offset by an increase due to the acquisition of FirstCaribbean International Bank. The specific allowance of business and government portfolio remained stable prior to 2009 and was up in 2009 reflecting economic deterioration in the European and U.S. run-off portfolios, as well as the U.S. real estate finance businesses. Business and government gross impaired loans (GIL) increased from $399 million to $1,184 million. The increase was driven primarily in the U.S. and “Other”(non-Canadian) regions. Business and government GIL increased $468 million in the U.S. where specific allowances increased by $143 million (or approximately 31% of the increase in GIL). In “Other” regions GIL increased $229 million while the specific allowance increased by $86 million (or approximately 38% of the increase in GIL).
     The general allowance was $1,307 million, up $227 million from October 31, 2008. The increase in general allowance was due to higher consumer loan portfolio allowance ($194 million or 30%) and business and government portfolios ($33 million or 8%). The increase in the general allowance for consumer loans was driven by an increase in allowance for credit cards of $200 million (57%) to $549 million at October 31, 2009, mainly due to higher volumes (up 9%) and higher delinquencies, and were directionally consistent with the increase in credit card provision for credit losses which increased from $347 million in 2008 to $646 million in 2009. The general allowance for the business and government loan portfolios increased $33 million in 2009. Geographically, this increase was driven by an increase in allowance in the U.S. of $34 million and “Other” (non-Canada and non-U.S.) of $18 million, while the general allowance against the business and government portfolio in Canada showed improvement.
     Management believes the total allowance for credit losses as at October 31, 2009 was appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.

Appendix 1
Specific Allowances for Credit Losses as a Percentage of Gross Impaired Loans

	Specific Allowance for credit losses						Specific allowance as a % of Gross impaired loans

Unaudited, $ millions, as at October 31	2009 (1)	2008 (1)	2007 (1)	2006	2005	2009	2008	2007	2006	2005

Domestic
Residential mortgages	14	9	11	13	18	6.1%	6.3%	9.2%	11.0%	12.8%
Personal loans	226	169	183	245	262	94.2%	79.0%	83.9%	91.4%	89.7%
Credit card	—	—	—	105	101	—	—	—	n/m	n/m
Business and government	134	121	133	172	236	51.9%	71.2%	66.2%	75.8%	56.1%

Total domestic	374	299	327	535	617	51.4%	56.7%	60.8%	87.3%	72.2%

Foreign
Residential mortgages	21	27	19	—	—	12.2%	18.8%	19.0%	—	—
Personal loans	32	38	24	—	—	37.6%	45.8%	42.9%	—	—
Credit card	—	—	—	—	—	—	—	—	—	—
Business and government	308	79	61	7	44	33.3%	34.5%	36.1%	41.2%	46.3%

Total foreign	361	144	104	7	44	30.5%	31.6%	32.0%	41.2%	46.3%

Total specific allowance	735	443	431	542	661	38.5%	45.1%	49.9%	86.0%	69.7%

(1)	In 2009, we reclassified the specific allowance related to credit card loans to general allowance retroactively from 2007.

n/m	Not meaningful
General Allowance as a Percentage of Total Net Loans

			General Allowance for credit losses						General allowance as a % of total net loans

Unaudited, $ millions, as at October 31	2009 (1)		2008 (1)		2007 (1)	2006	2005	2009	2008	2007	2006	2005

Domestic
Residential mortgages	4		6		8	12	19	—	—	—	—	—
Personal loans	279		280		354	375	344	0.9%	0.9%	1.3%	1.4%	1.3%
Credit card	548	(2)	348	(2)	258	102	105	4.9%	3.4%	3.0%	1.5%	1.6%
Business and government	254		282		279	260	298	0.9%	0.8%	1.0%	0.9%	1.1%

Total domestic	1,085		916		899	749	766	0.7%	0.6%	0.6%	0.5%	0.6%

Foreign
Residential mortgages	3		4		3	—	—	0.1%	0.2%	0.2%	—	—
Personal loans	4		6		14	5	5	0.4%	0.5%	1.5%	1.2%	1.1%
Credit card	1		1		1	—	1	0.7%	0.7%	0.8%	0.0%	5.3%
Business and government	132		76		95	146	203	0.8%	0.5%	0.8%	1.7%	2.4%

Total foreign	140		87		113	151	209	0.7%	0.5%	0.7%	1.7%	2.3%

Total general allowance	1,225		1,003		1,012	900	975	0.7%	0.6%	0.6%	0.6%	0.7%

(1)	In 2009, we reclassified the specific allowance related to credit card loans to general allowance retroactively from 2007.